Exhibit 2.2

STOCK CANCELLATION AGREEMENT AND RELEASE

This STOCK CANCELLATION AGREEMENT (the “Cancellation Agreement”) is made and entered into as of the 10 day of November, 2017 (the “Effective Date”), by and among I Jiu Jiu Limited, a British Virgin Islands business company (“I JIU JIU”), Jiu Xin Cai Yuan Limited, a British Virgin Islands business company (“Jiuxin”), and Yangming Development Limited (“Yangming”), a British Virgin Islands business company, together with Jiuxin holding 100% of the issued and outstanding capital stock of I JIU JIU (each one is a Purchaser; together “Purchasers”), and Kimho Consultants Company Limited, a company organized under the laws of Hong Kong (“Kimho” or “Stockholder”).

WHEREAS, the Purchasers and Stockholder previously entered into that certain Stock Purchase Agreement, dated as of October 16, 2017 and attached hereto as Exhibit A (the “SPA”), pursuant to which the Company sold to Stockholder, and Stockholder purchased from the Company, four million (4,000,000) shares (the “Shares”) of for an aggregate purchase price of, subject to the terms and conditions thereof;

WHEREAS, concurrently herewith, the Purchasers are entering into certain Share Exchange Agreement (the “Share Exchange Agreement”) dated November 10, 2017 with Spirit International Inc., a Nevada corporation (hereinafter referred to as “SRTN”), pursuant to which SRTN will issue 8,000,000 shares of Common Stock (“Exchange Shares”) in exchange for all the capital stocks of I JIU JIU; and

WHEREAS, the Purchasers desire to purchase and return to SRTN for cancellation four million (4,000,000) Shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”) currently held by the Stockholders (the “Cancelled Shares”) in exchange for a payment to the Stockholder in the amount of four hundred and forty thousand United States dollars ($440,000); and the Stockholder desires to sell the Cancelled Shares to the Purchaser subject to the terms and conditions of this Agreement; and

WHEREAS, it is a condition precedent to the consummation of the Share Exchange Agreement that the Purchaser and Kimho will enter into this Cancellation Agreement; and

WHEREAS, the Board of Directors of the Company has approved the terms of this Cancellation Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the sufficiency of which are hereby acknowledged, the parties to this Cancellation Agreement mutually agree as follows:

1. CANCELLATION OF COMMON STOCK

1.1 Cancellation of Common Stock. Effective as of the Effective Date, in exchange for the consideration provided in Section 1.2 hereof, Stockholder agrees to waive any rights with respect to the Cancelled Shares, which waiver Stockholder understands and acknowledges shall include, without limitation, the return and cancellation of the Cancelled Shares.

1.2 Payment. In exchange for Stockholder’s agreement to cancel and terminate the Cancelled Shares as set forth in Section 1.1 hereof and the release of claims as set forth in Section 1.4 hereof, the Purchasers hereby agree to pay Stockholder an amount equal to four hundred and forty thousand United States dollars ($440,000) (the “Cancellation Price”).

1.4 Release. Stockholder, for Stockholder and Stockholder’s successors and assigns forever, does hereby unconditionally and irrevocably compromise, settle, remise, acquit and fully and forever release and discharge the Purchasers and their successors, assigns, affiliates, members, officers, employees and agents (collectively, the “Released Parties”) from any and all claims, counterclaims, set-offs, debts, demands, choses in action, obligations, remedies, suits, damages and liabilities in connection with any rights arising under or in connection with the Cancelled Shares, whether now known or unknown or suspected or claimed, whether arising under common law, in equity or under statute, which Stockholder or Stockholder’s successors or assigns ever had, now have, or in the future may claim to have against the Released Parties and which may have arisen at any time on or prior to the date hereof.

1.5 Deliveries. On the Effective Date, Stockholder shall deliver to the Company the original stock certificate evidencing the Cancelled Shares and execute all related documents as required by the transfer agent of SRTN for cancellation of the Cancelled Shares.

1.6 Further Assurances. Each party to this Cancellation Agreement agrees that it will perform all such further acts and execute and deliver all such further documents as may be reasonably required in connection with the consummation of the transactions contemplated hereby in accordance with the terms of this Cancellation Agreement.

2. MISCELLANEOUS

2.1 Captions. The captions used in this Cancellation Agreement are for reference purposes only, and shall not in any way affect the meaning or interpretation of this Cancellation Agreement.

2.2 Parties in Interest. This Cancellation Agreement shall be binding upon and shall inure to the benefit of the parties to this Cancellation Agreement and their respective heirs, executors, administrators, successors and assigns.

2.3 Acknowledgements. Stockholder acknowledges that Stockholder has been advised by the Company to consult with Stockholder’s tax advisor to determine the tax consequences with respect to Stockholder of the actions and agreements provided herein, and that the Company shall not be responsible for any taxes owed by Stockholder arising from the actions and agreements provided herein.

2.4 Execution. This Cancellation Agreement may be executed in two or more counterparts, all of which taken together shall constitute one instrument. The exchange of copies of this Cancellation Agreement and of signature pages by facsimile transmission shall constitute effective execution and delivery of this Cancellation Agreement as to the parties and may be used in lieu of the original Cancellation Agreement for all purposes. Signatures of the parties transmitted by facsimile shall be deemed to be their original signatures for any purpose whatsoever.

2.5 Entire Agreement. This Cancellation Agreement contains the entire understanding of the parties to this Cancellation Agreement with respect to the subject matter contained herein. This Cancellation Agreement supersedes all prior agreements and understandings among the parties with respect to such subject matter.

2.6 Governing Law. This Cancellation Agreement shall be governed and construed in accordance with the substantive laws of the State of New York, without regard to its principles of conflict of laws.

2.7 Jurisdiction and Venue. Any judicial proceedings brought by or against any party on any dispute arising out of this Cancellation Agreement or any matter related thereto shall be brought in the state or federal courts of New York, and, by execution and delivery of this Cancellation Agreement, each of the parties accepts for itself the exclusive jurisdiction and venue of the aforesaid courts as trial courts, and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Cancellation Agreement after exhaustion of all appeals taken (or by the appropriate appellate court if such appellate court renders judgment).

[Signature page follows]

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IN WITNESS WHEREOF, the parties to this Cancellation Agreement have executed this Cancellation Agreement as of the Effective Date.

PURCHASERS:

JIU XIN CAI YUAN LIMITED

/s/ Xiangbin Meng
Name: Xiangbin Meng
Title: Sole Director

YANGMING DEVELOPMENT LIMITED

By:	/s/ Xiangbin Meng
Name: Xiangbin Meng
Title: Sole Director

STOCKHOLDER:

KIMHO CONSULTANTS COMPANY LIMITED,
a company organized under the laws of Hong Kong

By:	/s/ Kimberly Leung
Name:	Kimberly Leung
Title:	Director

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